

SECURITIES AND EXCHANGE COMMISSION

15027242

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SEC FILE NUMBER
8 - 37689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
JUN 26 2015
WASH, D.C.
189
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Rhodes Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West 7th Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Gordon Rhodes — 817-334-0455 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title



Marilyn R. Zehntner
Notary Public,
State of Texas
Expires: 03/03/2019

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHODES SECURITIES, INC.
Contents

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc. (a Texas corporation) as of April 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Rhodes Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Rhodes Securities, Inc.'s financial statements. The supplemental information is the responsibility of Rhodes Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
June 23, 2015

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2015

ASSETS		
Cash	$	373,440
Commissions receivable		501,799
Receivables and advances - related parties		1,728
Prepaid expenses		35,966
Clearing deposit		75,000
Property and equipment, at cost, net of accumulated depreciation and amortization of $139,240		28,420
Deferred income tax asset		23,000
TOTAL ASSETS	$	1,039,353
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	608,941
Income taxes payable - current		18,927
Total Liabilities		627,868
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares are issued or outstanding.		--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding		21,000
Additional paid-in capital		33,100
Retained earnings		433,786
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		411,485
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,039,353

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2015

Revenues	
Securities commissions	$ 3,881,922
Margin interest	217,652
Other	142,406
Total Revenue	4,241,980
Expenses	
Commissions paid to registered representatives	3,014,503
Compensation of officers and employees	643,212
Clearing charges	172,186
Communications	50,864
Occupancy and equipment costs	80,678
Promotional costs	68,579
Regulatory fees	23,255
Interest expense	315
Other	130,781
Total Expenses	4,184,373
Net income before income taxes	57,607
Provision for income taxes	30,362
Net Income	$ 27,245

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2015

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at April 30, 2014	$ --	$ 21,000	$ 33,100	$ 406,541	$ (76,401)	$ 384,240
Net income	--	--	--	27,245	--	27,245
Balances at April 30, 2015	$ --	$ 21,000	$ 33,100	$ 433,786	$ (76,401)	$ 411,485

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2015

Cash flows from operating activities		
Net income	$	27,245
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization		16,535
Deferred income tax expense		14,830
Changes in operating assets and liabilities:		
Increase in commissions receivable		(64,863)
Decrease in receivables and advances - related parties		79,977
Decrease in prepaid expenses		337
Increase in accounts payable and accrued liabilities		14,541
Increase in income taxes payable - current		13,517
Net cash provided by operating activities		102,119
Net increase in cash		102,119
Cash at beginning of year		271,321
Cash at end of year	$	373,440
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes - federal	$	-
-state		1,876
Interest	$	315

See notes to financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. Variable annuity commissions and related expenses are recorded when policies are funded by the customer and accepted by the insurance company and accrued as earned on contracts that remain in force.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company is subject to state income taxes.

Cash Flow Reclassifications

Certain prior year amounts have been reclassified for purposes of the statement of cash flows. These reclassifications had no effect on the statement of financial condition or statement of income.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2015, the Company had net capital of $318,130, which was $268,130 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.97 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2015

Note 4 - Property and Equipment

Property and equipment consists of the following:

Furniture	$	68,686
Equipment		69,522
Leasehold improvements		29,452
		167,660
Less accumulated depreciation and amortization		(139,240)
	$	28,420

Depreciation and amortization expense totaled $16,535 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current federal income tax expense	$	10,710
Deferred income tax expense		14,830
Current state income tax expense		4,822
Total income tax expense	$	30,362

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income before income taxes primarily as a result of the utilization of prior years' net operating losses, temporary book tax differences in depreciation and amortization and permanent differences related to nondeductible expenses.

Deferred income taxes are due to differences in the basis of property and equipment.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2015

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year rated vesting schedule. The Company made discretionary matching and profit sharing contributions and incurred administrative fees totaling $105,499 for the year ended April 30, 2015.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $497,558 and $75,000, respectively, totaling $572,558, which represents approximately 55% of the Company's total assets.

At April 30, 2015, and at various times throughout the year, the Company had cash balances in excess of the FDIC insurance of $250,000 creating a credit risk. Cash balances fluctuate on a daily basis.

Note 8 - Commitments

The Company leases office facilities in Fort Worth, TX under a noncancelable operating lease expiring in May 2016. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum lease commitments for each of the years April 30, are as follows:

2016	$ 71,280
2017	5,971
	$ 77,251

Rent expense for the year relating to office facilities was $32,745, which is reported net of approximately $44,000 in amounts charged primarily to Rhodes Investment Advisors, Inc. (RIA) and registered representatives of the Company (See Note 9).

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2015

Note 9 - Related Party Transactions

The Company and RIA, a related party investment advisor, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported as securities commissions approximately $437,000 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, totaling approximately $1.1 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $164,000 for the year ended April 30, 2015 and have been reported as reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2015 the Company was due $215 from RIA; which is included in receivables and advances - related parties in the accompanying statement of financial condition.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2015, through June 23, 2015, the date the financial statements were available to be issued.

Schedule I

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2015

Computation of Net Capital		
Total stockholders' equity qualified for net capital		$ 411,485
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 4,241	
Receivables and advances - related parties	1,728	
Prepaid expenses	35,966	
Property and equipment, net	28,420	
Deferred income tax asset	23,000	(93,355)
Net capital		$ 318,130
Aggregate Indebtedness		
Accounts payable and accrued liabilities		$ 608,941
Income taxes payable - current		18,927
Total aggregate indebtedness		$ 627,868
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		$ 50,000
Net capital in excess of minimum requirement		$ 268,130
Ratio of aggregate indebtedness to net capital		1.97 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of April 30, 2015 as filed by Rhodes Securities, Inc. on form X-17-A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2015

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rhodes Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rhodes Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rhodes Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Rhodes Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



BRAD A. KINDER, CPA

Flower Mound, Texas
June 23, 2015

RHODES SECURITIES. INC.
Exemption Report

Rhodes Securities, Inc. (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, J Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: President

June 23, 2015

Fort Worth Club Building · Suite 1000
306 West 7th Street · Fort Worth, Texas 76102-4905

ph: 817.334.0455 · tf: 800.550.0455 · fx: 817.334.0063
www.rhodessecurities.com

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Rhodes Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2015, which were agreed to by Rhodes Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rhodes Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Rhodes Securities, Inc.'s management is responsible for the Rhodes Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (there were no adjustments) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (none) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
June 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 04/30, 20 15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-037689 FINRA APR 6/5/1987
RHODES SECURITIES INC
FORT WORTH CLUB BUILDING
306 WEST 7TH STREET
STE 1000
FORT WORTH, TX 76102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathy Parker 304/765-7986

2. A. General Assessment (item 2e from page 2) $ 6278

B. Less payment made with SIPC-6 filed (exclude interest) (4034)
11/07/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2244

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2244

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2244

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RHODES SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of JUNE, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 05/01, 2014 and ending 04/30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4241980
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1471574
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	172186
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 315	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 87061	
Enter the greater of line (i) or (ii)	87061
Total deductions	1730821
2d. SIPC Net Operating Revenues	$ 2511159
2e. General Assessment @ .0025	$ 6278 (to page 1, line 2.A.)